                                               File No. ________________________

                         SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C.

                                    FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
           PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                        To Be Filed Annually Prior To March 1

                                NATROGAS, INCORPORATED
                               ------------------------
                                  (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

     Natrogas, Inc. is a Minnesota corporation and has its principal office at 3900 Washington Avenue North, Minneapolis, Minnesota 55412.

     The claimant's principal businesses are the sale of liquid propane gas in portable containers and the holding of all of the outstanding Common Stock of Western Gas Utilities, Inc., a gas distribution company, and North America Energy, Inc., a liquid propane wholesaler.

     The claimant has two directly wholly-owned subsidiaries: Western Gas Utilities, Inc., a Minnesota corporation, and North America Energy, Inc., a Minnesota corporation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, including the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     a. Description of properties of claimant: The claimant owns no such property.

     b. The claimant's wholly owned subsidiary, Western Gas Utilities, Inc., a gas distribution company, provides natural gas services. Its public utility subsidiary properties consist primarily of approximately 306 miles of distribution mains and related service facilities located predominately in Minnesota and used to deliver natural gas to customers in communities which have granted a franchise to provide utility service.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     a. Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                 698,543 MCF

     b. Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                            0         MCF
                                        --------------------

     c. Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the state in which each such company is organized or at the state line:

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                            0         MCF
                                        --------------------

     d. Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line:

     Natrogas, Inc.                     Western Gas Utilities, Inc.
     Claimant                           Subsidiary

     NA                                 698,543 MCF

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     NA

     b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     NA

     c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and the direct or indirect guaranty of the security of the EWG or foreign utility company by the holding company claiming exemptions; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     NA

     d. Capitalization and earnings of the EWG or foreign utility company during their reporting period.

     NA

     e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     NA

                                      EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such fiscal year.

See attached.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1998.

                              NATROGAS, INC.
                              ---------------------------------
                              (Name of Claimant)

                              By /s/ Carolyn Wetterlin
                                 ------------------------------
                                   Carolyn Wetterlin
                                   Its Treasurer

                              CORPORATE SEAL
                                  (none)
ATTEST:

/s/ Hartley Medin
------------------------------
Hartley Medin, President

Name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed:

Carolyn Wetterlin,                        Treasurer
---------------------------------------------------
(name)                                   (title)

3900 Washington Avenue North, Minneapolis, Minnesota, 55412
-----------------------------------------------------------
(address)

WITH A COPY TO:

Stanley Efron
Henson & Efron, P.A.
1200 Title Insurance Building
400 Second Avenue South
Minneapolis, Minnesota  55401

NATROGAS, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET
July 31, 1997

--------------------------------------------------------------------------------------------------------------
                                                     Adjustments                    Western Gas   North
                                                     and             Natrogas,      Utilities,    America
ASSETS                                Consolidated   Eliminations    Inc.           Inc.          Energy, Inc.
                                      ------------   ------------    -----------    -----------   ------------
CURRENT ASSETS
   Cash                                $   712,290    $         0    $   521,736    $   112,930    $    77,624
   Accounts receivable                   1,212,214        (13,867)       932,833        129,436        163,812
   Inventories                             674,229              0        495,670         61,117        117,442
   Other                                   242,164              0        242,164              0              0
   Income tax refunds receivable            76,110         (1,280)        74,939          2,451              0
   Deferred income taxes                    18,000              0         15,000          3,000              0
                                       -----------    -----------    -----------    -----------    -----------
      TOTAL CURRENT ASSETS               2,935,007        (15,147)     2,282,342        308,934        358,878

PROPERTY AND EQUIPMENT                  19,912,424              0     12,302,516      6,704,220        905,688
   Less accumulated depreciation        10,056,325              0      8,234,019      1,539,071        283,235
                                       -----------    -----------    -----------    -----------    -----------
                                         9,856,099              0      4,068,497      5,165,149        622,453

OTHER ASSETS
   Receivable from subsidiaries                  0     (2,564,552)     2,564,552              0              0
   Investment in subsidiaries                    0     (1,755,134)     1,755,134              0              0
   Deferred income taxes                    80,000       (169,000)        92,000              0        157,000
   Other                                    47,007              0         46,531              0            476
                                       -----------    -----------    -----------    -----------    -----------
                                           127,007     (4,488,686)     4,458,217              0        157,476
                                       -----------    -----------    -----------    -----------    -----------
                                       $12,918,113    $(4,503,833)   $10,809,056    $ 5,474,083    $ 1,138,807
                                       -----------    -----------    -----------    -----------    -----------
                                       -----------    -----------    -----------    -----------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current maturities of long-term
      debt                             $ 1,189,665    $         0    $   919,830    $   256,000     $   13,835
   Accounts payable                      1,356,644        (13,867)       773,977        247,926        348,608
   Customer advances                     1,336,662              0      1,078,552        258,110              0
   Accrued expense                         642,274              0        502,333        138,169          1,772
   Income taxes payable                          0         (1,280)             0              0          1,280
                                       -----------    -----------    -----------    -----------    -----------
      TOTAL CURRENT LIABILITIES          4,525,245        (15,147)     3,274,692        900,205        365,495

OTHER LIABILITIES
   Long-term debt                        4,399,805              0      3,526,976        848,000         24,829
   Payable to parent company                     0     (2,564,552)             0      1,860,937        703,615
   Deferred investment tax credits          14,675              0              0         14,675              0
   Deferred income taxes                   160,000       (169,000)       189,000        140,000              0
                                       -----------    -----------    -----------    -----------    -----------
                                         4,574,480     (2,733,552)     3,715,976      2,863,612        728,444

COMMITMENTS AND CONTINGENCIES                    0              0              0              0              0

STOCKHOLDERS' EQUITY
   Common stock                             23,623        (12,100)        23,623         12,000            100
   Additional paid-in capital                    0     (1,544,650)             0        994,650        550,000
   Retained earnings (accumulated
      deficit)                           3,794,765       (198,384)     3,794,765        703,616       (505,232)
                                       -----------    -----------    -----------    -----------    -----------
                                         3,818,388     (1,755,134)     3,818,388      1,710,266         44,868
                                       -----------    -----------    -----------    -----------    -----------
                                       $12,918,113    $(4,503,833)   $10,809,056    $ 5,474,083    $ 1,138,807
                                       -----------    -----------    -----------    -----------    -----------
                                       -----------    -----------    -----------    -----------    -----------




NATROGAS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended July 31, 1997

---------------------------------------------------------------------------------------------------------------------
                                                            Adjustments                    Western Gas   North
                                                            and            Natrogas,       Utilities,    America
ASSETS                                       Consolidated   Eliminations   Inc.            Inc.          Energy, Inc.
                                             ------------   ------------   ------------    -----------   ------------
SALES                                        $ 28,136,563   $   (173,415)  $ 19,772,131   $  4,262,192   $  4,275,655

COST OF SALES                                  19,812,609       (173,415)    13,167,642      2,623,459      4,194,923
                                             ------------   ------------   ------------   ------------   ------------
GROSS PROFIT                                    8,323,954              0      6,604,489      1,638,733         80,732

OPERATING EXPENSE
   Selling                                      3,625,330              0      3,213,928        172,334        239,068
   General and administrative                   3,576,267              0      2,653,280        879,897         43,090
                                             ------------   ------------   ------------   ------------   ------------
                                                7,201,597              0      5,867,208      1,052,231        282,158
                                             ------------   ------------   ------------   ------------   ------------
OPERATING INCOME (LOSS)                         1,122,357              0        737,281        586,502       (201,426)

OTHER INCOME (EXPENSE)
   Equity in earnings of subsidiaries                   0        (14,027)        14,027              0              0
   Income from officer's life insurance                 0                             0              0              0
   Interest expense                              (660,799)       255,847       (528,172)      (318,383)       (70,091)
   Other                                          141,613       (255,847)       374,035         20,995          2,430
                                             ------------   ------------   ------------   ------------   ------------
                                                 (519,186)       (14,027)      (140,110)      (297,388)       (67,661)
                                             ------------   ------------   ------------   ------------   ------------
INCOME (LOSS) BEFORE INCOME TAXES                 603,171        (14,027)       597,171        289,114       (269,087)

INCOME TAX EXPENSE (BENEFIT)
   Current                                         65,000              0         60,000          4,000          1,000
   Deferred                                       100,000              0         99,000         63,000        (62,000)
                                             ------------   ------------   ------------   ------------   ------------
                                                  165,000              0        159,000         67,000        (61,000)
                                             ------------   ------------   ------------   ------------   ------------
NET INCOME (LOSS)                                 438,171        (14,027)       438,171        222,114       (208,087)

RETAINED EARNINGS - BEGINNING OF YEAR           3,369,994       (184,357)     3,369,994        481,502       (297,145)

PURCHASE OF STOCK                                 (13,400)             0        (13,400)             0              0
                                             ------------   ------------   ------------   ------------   ------------
RETAINED EARNINGS - END OF YEAR              $  3,794,765   $   (198,384)  $  3,794,765   $    703,616   $   (505,232)
                                             ------------   ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------   ------------
